SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on July 18, 2011, drawn up in summary form.

1. Date, time and venue: On July 18, 2011, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2. Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3. Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4. Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Ratification of the Capital Increase. After verification of the subscription and payment, by the shareholders of the Company, of 7,246,641 newly issued ordinary shares and 5,654,356 newly issued preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 29, 2011, ratify an increase in the capital stock of the Company in the amount of R$528,505,188.20. As a result of such resolution, the capital stock of the Company is now of R$8,299,059,143.34, divided into 3,117,710,424 shares, being 1,751,135,331 common shares and 1,366,575,093 preferred shares and allocate the amount of R$277,149.36 as capital reserve, in the “Goodwill Reserve on Subscribed Shares” account. The newly issued shares shall participate in equal conditions to other shares in all benefits and advantages that may be declared as from the date hereof.

5. Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, July 18, 2011.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

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/s/ Vicente Falconi Campos	/s/ Roberto Herbster Gusmão

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani
Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer